January 27, 2025

VIA EDGAR

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for Nuburu, Inc. Registration Statement on Form S-1, as amended by Amendment No. 1, No. 2 and No. 3 (File No. 333-281682)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Nuburu, Inc. respectfully requests that the effective date for the above captioned registration statement on Form S-1 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on January 29, 2025, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

Nuburu, Inc.

/s/ Brian Knaley

Name: Brian Knaley

Title: Chief Executive Officer

CC: Amy Bowler, Esq.